UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]         No   [X]

If “Yes”is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 2, 2008.

Exhibit   99.1

LIVORNO FSRU PROJECT

Golar LNG (“Golar”) is pleased to announce that it has signed a final Memorandum of Agreement with regard to the sale of the Golar Frost to OLT Offshore LNG Toscana S.p.a (“OLT-O”) for €160 million or approximately $231 million. OLT-O is the project company in control of the Livorno FSRU project (Italy) in which Golar currently owns a 16% interest. The other major shareholders are Endesa Europa S.L., IRIDE Mercato S.p.A. and OLT Energy Toscana S.p.A. This sale agreement represents a major step forward in the development of the project.

The vessel is currently fixed on a time charter until the end of March 2008, with extension options thereafter. All income from the vessel will be for Golar’s benefit until sale completion which is expected to occur in June 2008.

Golar LNG Limited
Hamilton, Bermuda.

Questions:
Graham Robjohns
Gary Smith
Golar Management (UK) Ltd
+44 (0) 207 517 8600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited
(Registrant)

Date:	January 3, 2008	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Financial Officer

SK 03849 0004 842896